Golenbock Eiseman Assor Bell & Peskoe LLP

437 Madison Avenue

New York, NY 10022

October 18, 2012

John Reynolds, Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:

Pacific Gold Corp.

Staff Comments on Form 10-K for FY 12/31/2011

Filed April 2, 2012

File No. 000-32629

Dear Mr. Reynolds:

This letter is to confirm that under Nevada law, a company may seek stockholder approval for a reverse stock split and a decrease in the number of shares of authorized capital stock all in one proposal submitted to the stockholders.

Please do not hesitate to contact the undersigned with any questions with respect to this matter.

Sincerely,

/s/ Carl Van Demark

Carl Van Demark

cc.

Mr. Robert Landau

Andrew D. Hudders, Esq.